EXHIBIT 99.1

PENGROWTH ENERGY CORPORATION

Annual Meeting of Shareholders

June 23, 2015

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

Business Conducted at the Meeting		Outcome of Vote

1.
The approval of an ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of Pengrowth Energy Corporation (the “Corporation”) for the ensuing year, at a remuneration to be determined by the Board of Directors of the Corporation.
PASSED 329,866,419 (96.81%) For 10,857,004 (3.19%) Withheld

2.	The approval of an ordinary resolution electing the following nominees as directors of the Corporation for the ensuing year or until their successors are elected or appointed:

	Votes For		Votes Withheld
Derek W. Evans	221,465,272	(97.31%)	6,123,688	(2.69%)
John B. Zaozirny	216,178,548	(94.99%)	11,410,412	(5.01%)
Margaret L. Byl	222,155,780	(97.61%)	5,433,179	(2.39%)
Wayne K. Foo	221,860,158	(97.48%)	5,728,801	(2.52%)
Kelvin B. Johnston	221,879,063	(97.51%)	5,675,898	(2.49%)
James D. McFarland	219,649,807	(96.53%)	7,905,154	(3.47%)
Michael S. Parrett	221,785,168	(97.46%)	5,769,792	(2.54%)
A. Terence Poole	217,312,148	(95.50%)	10,242,812	(4.50%)
Jamie C. Sokalsky	222,089,278	(97.58%)	5,499,682	(2.42%)
D. Michael G. Stewart	221,341,358	(97.25%)	6,247,601	(2.75%)

3.	The approval of a resolution to accept the Corporation’s approach to executive compensation (“Say on Pay”).	PASSED 206,301,070 (90.66%) For 21,253,794 (9.34%) Against